# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HUDSON TECHNOLOGIES INC /NY, CIK 0000925528
CUSIP: 444144109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, New York (NY), 10965
Date of event which requires filing of this statement: 06/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001597857

## Reporting persons
- Hartree Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,800,000; shared voting power 0; sole dispositive power 3,800,000; shared dispositive power 0; aggregate amount beneficially owned 3,800,000 (9% of the class)

## Item 1. Issuer
Name of issuer: HUDSON TECHNOLOGIES INC /NY
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, NY 10965

## Item 2. Person Filing
Name of person filing:
This statement is filed by Hartree Partners, LP, a Delaware limited partnership ("Hartree Partners" or the "Reporting Person").

The Reporting Person initially filed a Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share (the "Shares"), of the Issuer on March 12, 2025. Subsequently, on December 8, 2025, the Reporting Person's investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on December 10, 2025 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of the date hereof, the Reporting Person no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Person is filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.
Address of principal business office or, if none, residence: 1185 Avenue of the Americas, New York, NY 10036
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hartree Partners, LP: /s/ Christine Stevenson, Christine Stevenson, Chief Compliance Officer (06/05/2026)